FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June 2006

National Bank of Greece S.A.

(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F         ☒         Form 40-F         ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐         No         ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         ]

The rights and the shares for which the rights are exercisable have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent an applicable exemption from the registration requirements of the Securities Act.

NATIONAL BANK OF GREECE

Press Release

Resolutions of National Bank’s General Meeting of Shareholders of 1 June 2006

National Bank announces that the General Meeting of its Shareholders took place on 1 June 2006 that comprised the continuation of the Bank’s previous meeting of 23 May 2006, at which minority shareholders had requested postponement of decision-making on the items of the agenda.

The General Meeting convened with a quorum of 36.662% of the Bank’s paid up share capital (a total of 273 shareholders were present, representing 124,382,674 shares) and adopted the following resolutions:

1.     Amendment of the existing stock option programme that was introduced by virtue of the Bank’s second Repeat Meeting of Shareholders’ resolution of 22 June 2006, pursuant to Companies’ Act 2190/1920 Article 13 par. 9, as amended, enabling the executive members of the Board of Directors, management officers and staff of National Bank of Greece and its affiliated companies to acquire shares of the Bank, which (programme) has not been activated to this day, so as to provide for the following: in any further case of a change in the number of the Bank’s shares, the number of options not yet granted to or exercised by the beneficiary, the number of shares to which such options correspond and the exercise price thereof should be adjusted accordingly in order for the value of the said options to be maintained, i.e. to stand at the same level as it stood before the specific change.

2.     A new stock options programme for the executive members of the Board of Directors, management officers and staff of National Bank of Greece and its affiliated companies, pursuant to Companies’ Act 2190/1920 Article 13 par. 9, as amended.

The said new programme (“The Programme”) was approved subject to the following main terms:

A. The Programme shall last for five years as of the General Meeting of Shareholders’ approval and expire in 2011. The Bank’s Board of Directors (BoD) may decide to grant the options one-off or in parts at any time as of the said approval, at its discretion.

B. Pursuant to the Programme, beneficiaries of the stock options are the executive members of the BoD, management officers and employees of the Bank and the Bank’s affiliated companies.

C. Pursuant to the Programme, the maximum number of shares to be issued by the Bank to the beneficiaries as a whole shall be 2,500,000. The said shares shall be issued subject to the exercise of all the corresponding options.

D. Pursuant to the Programme, the purchase price of the said shares (i.e. the price at which the shares shall be acquired by the beneficiaries of the Programme through the exercise of their options) is determined within a range between a minimum price equal to the nominal value of the Bank’s share (i.e. €5) and a maximum price equal to 70% of the average trading price thereof from the next day of the General Meeting (i.e. 2 June 2006) until the date they are first exercised.

E. The options shall each time be granted by a Board decision to that effect within the time limits of the Programme. The said BoD decision shall determine (a) the number of options that each beneficiary or group of beneficiaries may exercise, (b) the share purchase price (as above), (c) the time period for the exercise of the options, (d) the deadline for payment, on the exercise of the options, (e) the Bank’s special account to which the funds of the share capital increase shall be credited and (f) any other relevant detail.

F. In the context of the Programme, the Bank’s BoD shall issue stock option certificates and decide, in December of the year the options are granted to the beneficiaries, pursuant to the exercise of their options, on the Bank’s share capital increase by an equal amount, the issue and allocation, against payment of the purchase value, of shares to the beneficiaries who exercised their options, and shall take steps, in general, to ensure settlement of any other relevant detail and the Programme implementation within the purview of the General Meeting resolution whereby same was approved.

G. The options shall be exercised by the beneficiaries at their sole discretion subject to the provisions of the Programme and the BoD resolutions; the approved Programme Regulation shall apply in all other respects.

H. In the event of any change in the number of the Bank’s shares, the number of options not yet granted to or exercised by the beneficiary, the number of shares to which such options correspond and the exercise price thereof should be adjusted accordingly in order for the value of the said options to be maintained stable, i.e. to stand at the same level as it stood before the specific change.

3.     Amendment of articles 5 and 21-24 of the Bank’s Articles of Association.

4.     Increase in the share capital of the Bank by €678,538,820, with payment in cash and pre-emptive rights in favour of existing shareholders, at a ratio of 4 new to 10 old shares. A total of 135,707,764 new common registered shares shall be issued, of a nominal value of €5 and offer price of €22.11, chiefly for the purpose of the implementation of Finansbank’s acquisition. The total funds to be raised are expected to amount to €3 billion. Specifically, as regards the allocation of the newly issued shares, the General Meeting decided that:

(a)    Entitled to pre-emptive rights under the capital increase shall be

(i)            all holders of existing NBG shares who are registered with the Central Securities Depository S.A.’s Shareholders’ register after the closing of the settlement  of transactions effected by the closing of the Athens Exchange session on the last business day before the pre-emptive right coupon cut-off date, as same is to be determined and announced by the Bank’s BoD,  and

(ii)           all those who acquire pre-emptive rights during the trading thereof on the Athens Exchange.

(b)   Furthermore, in the event that after exercising pre-emptive rights there are still unsubscribed new shares (“Unsubscribed Shares”) outstanding, the following rights are provided:

(i)            Those who will have exercised rights under a(i) and a(ii) above are entitled to subscribe for the acquisition of Unsubscribed Shares at the Offer Price, and up to four times the number of New Shares corresponding to the pre-emptive rights exercised by the said investors (the “Pre-Subscription Right”).

(ii)           Those who are employed ( through a labour, services or work agreement)  by the Bank in Greece, as well as to the  pensioners of the Bank, and those who are employed by the Bank’s current subsidiary companies headquartered in Greece at the time of the offering of the New Shares (hereafter referred to collectively as “NBG Employees and Pensioners”), are entitled to apply in writing for Unsubscribed Shares at the Offer Price (“NBG Employees’ and Pensioners’ Right”).

The Pre-Subscription Right and the NBG Employees’ and Pensioners’ Right will be exercised through to the last day of the pre-emptive rights exercising period, while at the same time  each holder of the relevant right will be required  to pay the total funds corresponding to the Unsubscribed Shares in relation to which the said shareholders exercise their right.

(c) Considering the above, in the event that  after the exercise of the pre-emptive rights, there are Unsubscribed Shares left,  such shares will be offered by resolution of the Bank’s Board,  to the following categories of investors, in order of priority as follows:

(i)            To those who have exercised the Pre-Subscription Right and those who have exercised the NBG Employees’ and Pensioners’ Right. If the number of Unsubscribed Shares is not sufficient to fully cover demand by these investors, their demand will be satisfied pro rata on the basis of the number of Unsubscribed Shares that have been applied for until  all Unsubscribed Shares have been taken up in full.

(ii)           To qualified investors (as defined in  article 2 par. 1 subpar. st  of L. 3401/2005) via a private placement in Greece and abroad (hereafter collectively  the “Qualified Investors”). The price at which the Unsubscribed Shares will be offered to the Qualified Investors will result from the private placement process, and in any case will not be lower than the Offer Price. Such price may be greater than the stock market price of the existing NBG shares at the time of cut-off of the pre-emptive right. Qualified Investors who will have expressed their interest during the above private placement process will be satisfied at the discretion of the Bank’s Board of Directors.

(iii)          Finally, if notwithstanding the above there are still Unsubscribed Shares left, they will be offered to certain banks (the “Subscription Guarantors”),  pursuant to a subscription guarantee agreement that the Bank will have signed with them, at the price that will result from the aforesaid under (ii)  private placement process and which, in any event, will not be lower than the Offer Price.

(d)           In the event that  there are still Unsubscribed Shares left, such shares will be offered by the Bank’s Board of Directors at its discretion; otherwise the share capital of the Bank will increase by the final subscribed amount, as per article 13a of the Companies’ Act 2190/1920.

Furthermore, by the same resolution the General Meeting authorized the Board to settle  fractional rights, offer any unsubscribed shares and settle other matters required to carry out the share capital increase, and resolved to amend articles 4 and 39 of the Bank’s Articles of Association on share capital, due to the said increase.

Athens, 1 June 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 2nd	June, 2006	Efstratios-Georgios (Takis) Arapoglou
Chairman - Chief Executive Officer